Filed by Innoviz Technologies Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Collective Growth Corporation

Commission File No.: 001-39276

Date: December 11, 2020

CNBC Closing Bell Interview — December 11, 2020

Participants:

•	Wilfred Frost, CNBC

•	Kayla Tausche, CNBC

•	Omer Keilaf, Innoviz Technologies

Wilfred Frost: In the last 36 hours, four EV-related SPACs were announced, raising a total of $1.4 billion. To discuss more on the unprecedented year for these blank check companies and investments in electric vehicles we bring in Omer Keilaf, Innoviz Co-founder and CEO, who announced the intention to go public via SPAC. First of all, congrats on raising the money and getting listed. How long has this been in the works? How surprised were you that you raised what you did?

Omer Keilaf: We have been working on this for the last four months, I think that is part of the advantage of working on a SPAC rather than raising money in a different way. The SPAC process is quite fast and it gives you access to really great investors. So, there is a great fit between this process and the kind of activity that we are in, in the automotive space, where you need to have a lot of capital in order to work on programs, like the BMW that we are part of, and now we are entering other programs. So this was really a good fit for us.

Wilfred Frost: Talk us through a bit more on exactly what you guys do and what LiDAR sensors are?

Omer Keilaf: Yeah sure, so LiDAR is a 3-D sensor. It allows the car to see the world around it in 3-D, which makes it understand the scene much better. So far, LiDARs were very expensive and big. Innoviz started five years ago to develop a solid state LiDAR, this is the device I am holding, it is fairly small and it is very low cost. We were selected by BMW for their series production three years ago. Since working with them and our T-1 partner, Magna International, and now ramping up our high volume manufacturing. That’s going to be the first series production vehicle on ground conducted and managed by BMW, which is one of the most technical car makers out there. We are very proud to be there and now working on the next generation that will get the price point even lower in order to penetrate even lower class vehicles. So our mission is to enable autonomous driving.

Kayla Tausche: The SPAC provided $150 million through investors. You raised $200 million. How far will that cash get you, and when will you need to raise more funding?

Omer Keilaf: This amount should get to us the point that we are positive. So we have the BMW program and we have other programs that we are part of. Our sales should be ramping up sufficiently enough in order to allow us to be positive in cash. Part of the reason that we raised so much money is not due to the fact that we needed the amount, it is actually to provide financial robustness when we are working on programs like car makers like BMW. They want to see that the supplier they work with and choose LiDAR for many, many years, they want to see that you are stable financially so it is not really from the case where we needed really that amount of money just to show confidence to the market.

Wilfred Frost: Omer, do you think the likes of BMW, the traditional autos will play catchup with Tesla in the next couple of years in terms of the quality of EV they can offer?

Omer Keilaf: I actually think they will leapfrog Tesla. Tesla made a decision five years ago. The reality at that time was that there was no LiDAR available in the market and they went for an auto pilot based on cameras and radars. Today, the reality is different. LiDARs are available at the lower cost, the LiDAR that we provide provides the highest resolution and performance. It allows autonomous driving in a much safer way. Tesla would probably be left at the autopilot and probably will need to change their strategy by using LiDARs to achieve higher levels of autonomous driving.

Kayla Tausche: Investors have been keen to find the next big thing to value future profits and revenues. We just looked at a bunch of electric vehicle stocks up on the screen while you were talking and they are all in the red today. CNBC’s Jim Cramer recommended that investors sell some of these stocks because they have gotten overvalued. What do you say in response to that?

Omer Keilaf: When we started, we started with a valuation that we thought would be attractive. We were valued much below others because we wanted to find investors that will join our journey for a long term. We don’t look at the valuation today. We mostly care about the valuation in two or three years. We have full trust in the technology that we developed that will allow us to penetrate the market and generate a lot of revenues and increase our valuation. So today, the valuation is less important. What we care about is really three years from today.

Kayla Tausche: Well, banner day for the company, nonetheless. We appreciate you joining us, Omer Keilaf, Innoviz Co-founder and CEO.

Omer Keilaf: Thank you very much.

Forward Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Innoviz Technologies Ltd. (“Innoviz”) and Collective Growth Corporation (“Collective Growth”), including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the services offered by Innoviz and the markets in which it operates, and Innoviz’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of Collective Growth’s securities, (ii) the risk that the transaction may not be completed by Collective Growth’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Collective Growth, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the business combination agreement by the shareholders of Collective Growth and Innoviz, the satisfaction of the minimum trust account amount following redemptions by Collective Growth’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement, (vi) the effect of the announcement or pendency of the transaction on Innoviz’s business relationships, performance, and business generally, (vii) risks that the proposed transaction disrupts current plans of Innoviz and potential difficulties in Innoviz employee retention as a result of the proposed transaction, (viii) the outcome of any legal proceedings that may be instituted against Innoviz or against Collective Growth related to the business combination agreement or the proposed transaction, (ix) the ability of Innoviz to list its ordinary shares on the Nasdaq, (x) the price of Innoviz’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which Innoviz plans to operate, variations in performance across competitors, changes in laws and regulations affecting Innoviz’s business and changes in the combined capital structure, and (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Collective Growth’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and other documents filed by Collective Growth from time to time with the U.S. Securities and Exchange Commission (the “SEC”) and the registration statement on Form F-4 and proxy statement/prospectus discussed below. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Innoviz and Collective Growth assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Innoviz nor Collective Growth gives any assurance that either Innoviz or Collective Growth will achieve its expectations.

Any financial information or projections in this communication are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond Innoviz’s and Collective Growth’s control. While such information and projections are necessarily speculative, Innoviz and Collective Growth believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection extends from the date of preparation. The assumptions and estimates underlying the projected results are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. The inclusion of financial information or projections in this communication should not be regarded as an indication that Innoviz or Collective Growth, or their respective representatives and advisors, considered or consider the information or projections to be a reliable prediction of future events.

This communication is not intended to be all-inclusive or to contain all the information that a person may desire in considering in an investment in Innoviz or Collective Growth and is not intended to form the basis of an investment decision in either company. All subsequent written and oral forward-looking statements concerning Innoviz and Collective Growth, the proposed transactions or other matters and attributable to Innoviz and Collective Growth or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

Additional Information and Where to Find It

This document relates to a proposed transaction between Innoviz and Collective Growth. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Innoviz intends to file a registration statement on Form F-4 that will include a proxy statement of Collective Growth and a prospectus of Innoviz. The proxy statement/prospectus will be sent to all Collective Growth stockholders. Collective Growth and Innoviz also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of Collective Growth are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Collective Growth or Innoviz through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by Collective Growth may be obtained free of charge from Collective Growth’s website at www.collectivegrowthcorp.com or by written request to Collective Growth at Collective Growth Corporation, 1805 West Avenue, Austin, TX 78701 and the documents filed by Innoviz may be obtained free of charge from Innoviz’s website at www.innoviz.tech or by written request to Innoviz at Innoviz Technologies Ltd., 2 Amal Street, Rosh HaAin, 4809202, Israel.

Participants in Solicitation

Collective Growth and Innoviz and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Collective Growth’s stockholders in connection with the proposed transaction. Information about Collective Growth’s directors and executive officers and their ownership of Collective Growth’s securities is set forth in Collective Growth’s filings with the SEC, including Collective Growth’s final prospectus filed with the SEC on May 1, 2020. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction. You may obtain a free copy of these documents as described in the preceding paragraph.